Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

December 6, 2013

VIA EDGAR TRANSMISSION

Ms. Deborah O’Neal-Johnson
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

RE:
TRUST FOR PROFESSIONAL MANAGERS (the “TRUST”)
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401
Rockefeller Core Equity Fund (S000043626)
Rockefeller Select Equity Fund (S000043627)
Rockefeller Core Taxable Bond Fund (S000043628)
Rockefeller Intermediate Tax Exempt National Bond Fund (S000043629)
Rockefeller Intermediate Tax Exempt New York Bond Fund (S000043630)

Dear Ms. O’Neal-Johnson:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of November 25, 2013 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 408 to its registration statement, filed on behalf of its series, Rockefeller Core Equity Fund, Rockefeller Select Equity Fund, Rockefeller Core Taxable Bond Fund, Rockefeller Intermediate Tax Exempt National Bond Fund, and Rockefeller Intermediate Tax Exempt New York Bond Fund (each a “Fund,” and collectively, the “Funds”).  PEA No. 408 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on October 11, 2013 for the purpose of adding the Funds as new series of the Trust.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s response, your comment is included in bold typeface immediately followed by the Trust’s response.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus – Summary Section (All Funds)

1.
Staff Comment:  In the Fees and Expenses of the Fund Table, please move the Shareholder Servicing Fees line item to a subcaption under “Other Expenses,” pursuant to Instruction 3(b) to Item 3 of Form N-1A.

Response:  The Trust respectfully declines to make the requested revisions, as Item 3 subsection 3(b) of Form N-1A states as follows, permitting the inclusion of the Shareholder Servicing Fees line item as a separate caption:

“Distribution [and/or Service] (12b-1) Fees” include all distribution or other expenses incurred during the most recent fiscal year under a plan adopted pursuant to rule 12b-1 [17 CFR 270.12b-1].  Under an appropriate caption or a subcaption of “Other Expenses,” disclose the amount of any distribution or similar expenses deducted from the Fund’s assets other than pursuant to a rule 12b-1 plan.” (emphasis added)

2.
Staff Comment:  The Staff notes that Section 5 of the Operating Expense Limitation Agreement (the “Agreement”) between the Trust, on behalf of the Funds, and the Funds’ investment adviser, contains the following provision concerning termination of the Agreement: “This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld.” (emphasis added)  The Staff takes exception with the portion of this statement indicating that the Board’s consent will not be unreasonably withheld, noting that, pursuant to the requirements of Form N-1A, a fund may not reflect in the Fees and Expenses of the Fund table in its prospectus a fee waiver/expense reimbursement arrangement in any period during which the arrangement may be terminated without agreement of the fund’s board of trustees/directors (e.g., unilaterally by the fund’s investment adviser).

Response:  The Trust respectfully disagrees with the Staff’s comment.  Instruction 3(e) to Item 3 of Form N-1A requires that captions in the Fees and Expenses of the Fund table showing fee waivers and/or expense reimbursements and total annual fund operating expenses after fee waiver and/or expense reimbursements should be accompanied by the expected termination date of the arrangement and a description of who can terminate the arrangement and under what circumstances.  The adopting release for these requirements under Form N-1A1 (the “Adopting Release”) further provides that a fund may not include these additional captions if the expense reimbursement or fee waiver arrangement may be terminated without agreement of the fund’s board of directors (e.g., unilaterally by the fund’s investment adviser) during the one-year period.

The Fees and Expenses of the Fund tables for the Funds include the captions permitted by Instruction 3(e) to Item 3 of Form N-1A.  The Board of Trustees of the Trust has approved the Agreement for such terms as necessary to ensure that the term of the Agreement is as least as long as the one-year period covered by the current prospectus for the Funds.  The Trust respectfully notes that Section 5 of the Agreement does not give the investment adviser unilateral authority to terminate the agreement, as any request by the investment adviser can only be granted by an action of the Board of Trustees.  In addition, the Adopting Release does not prohibit termination of an arrangement disclosed pursuant to Instruction 3(e) to Item 3 prior to the one-year term of the prospectus, but instead indicates that in the event an arrangement is terminated, a fund would be expected to supplement its prospectus to inform shareholders and to eliminate the captions from the Fees and Expenses of the Fund table.  Section 5 of the Agreement provides that the only means of terminating the Agreement is by Board consent, and does not allow the Funds’ adviser to take any unilateral action to terminate the agreement.

3.
Please revise the last sentence of Footnote 2 to the Fees and Expenses of the Fund table for each Fund, which states that the Funds’ investment adviser is permitted to be reimbursed for management fee reductions and/or expense payments made in the prior three fiscal years, subject to the limitation on each Fund’s expenses, to clarify that the reimbursements are subject to the limitation on each Fund’s expenses at the time of the waiver.

Response:  The Trust responds by revising the applicable sentence in Footnote 2 to the Fees and Expenses of the Fund table for each Fund to read as follows: “The Adviser is permitted to be reimbursed for management fee reductions and/or expense payments made in the prior three fiscal years, subject to the limitation on the Fund’s expenses in effect at the time of the waiver.”

1 Enhanced Disclosure and New Prospectus Delivery Option For Registered Open-End Management Investment Companies, Release No. 33-8998 (January 13, 2009).

4.
Staff Comment:  Please confirm each Fund will have no acquired fund fees and expenses (“AFFE”) in its first year of operations, or that AFFE will be less than 0.01% and included in the “Other Expenses” line item of the Fees and Expenses of the Fund table.  If a Fund will have AFFE of 0.01% or more, please add a separate line item to the Fees and Expenses of the Fund table for the Fund to disclose these fees.

Response:  The Trust responds by stating supplementally that the Trust expects AFFE to be less than 0.01% in each Fund’s first year of operations, and has included AFFE in the calculation of “Other Expenses.”

Prospectus – Summary Section – Rockefeller Core Equity Fund – Principal Investment Strategies and Principal Risks

5.
Staff Comment:  Please clarify whether the Core Equity Fund’s statement that it intends to focus on the securities of larger, more established companies is meant to indicate that the Fund will invest primarily in large cap companies.

Response:  The Trust responds by stating supplementally that the Fund may invest in companies of any size, and does not have a specific mandate to invest in large cap companies.  The Trust further responds by revising the applicable disclosure to read as follows:

“The Fund invests in equity securities of U.S. and foreign issuers of any size, with a focus on larger, more established companies.”

6.	Staff Comment: With respect to the Fund’s principal investment strategies, please revise the applicable disclosure in a manner that differentiates the Fund from the Select Equity Fund.

Response:  The Trust responds by revising the Fund’s principal investment strategies disclosure to clarify the Core Equity Fund’s focus on the securities of larger, more established companies and noting the Fund typically invests in a portfolio of approximately 50 to 80 companies, which is distinct from the principal investment strategies and investment selection process of the Select Equity Fund (please see response to Staff Comment 15 below).  The applicable disclosure has been revised to read as follows:

“The Fund seeks to achieve its investment objective by investing under normal market conditions at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities.  The Fund invests in equity securities of U.S. and foreign issuers of any size, with a focus on the securities of larger, more established companies.  The Fund’s investments in foreign securities may include securities of companies in emerging markets or less developed countries.  Equity securities in which the Fund may invest include common stocks, preferred stocks, and interests in other investment companies and exchange-traded funds (“ETFs”) that invest in equity securities.  The Fund’s investments in common stocks of foreign companies may include depositary receipts, such as American Depositary Receipts (“ADRs”).  The Fund invests a portion of its assets in securities that are traded in currencies other than U.S. dollars, so the Fund may buy and sell foreign currencies to facilitate transactions in portfolio securities.  The Fund generally will not seek to hedge against currency risks, although the Fund may engage in such hedging strategies if the Adviser determines that it may be advantageous to do so.

To select investments for the Fund’s portfolio, the Adviser applies a bottom-up security analysis that includes fundamental, sector based research in seeking to identify businesses that have steady growth, high returns on capital, and established barriers to competition, as well as compelling valuations.  The Fund typically invests in a portfolio of approximately 50 to 80 companies.  The Adviser may sell the Fund’s investments to secure gains, limit losses or reinvest in more promising investment opportunities.”

Prospectus – Summary Section – Rockefeller Core Equity Fund and Rockefeller Select Equity Fund – Principal Risks

7.
Staff Comment:  The Staff notes the Funds’ disclosure related to Tax Risk includes references to options transactions.  However, the Funds’ principal investment strategies do not indicate options transactions as a principal strategy of each Fund.  If options trading is not a principal strategy, please consider removing Tax Risk as a principal risk of the each Fund.

Response:  The Trust responds by confirming supplementally each Fund does not intend to engage in options transactions as a principal investment strategy, and by removing Tax Risk as a principal risk of each Fund.

Prospectus – Summary Section – Rockefeller Core Equity Fund – Performance

8.
Staff Comment:  Please describe supplementally the background of the Predecessor Partnership to confirm the Predecessor Partnership was created for reasons other than establishing a performance record for the Core Equity Fund.

Response:  The Trust responds supplementally by stating the Fund’s investment adviser has confirmed the Predecessor Partnership was established in 1987 as an investment vehicle for use in connection with the Adviser’s private wealth management business and was created for purposes entirely unrelated to the establishment of a performance track record for the Core Equity Fund.

9.
Staff Comment:  Please confirm supplementally whether the Adviser manages any other accounts with a substantially similar investment strategy to the Predecessor Partnership, and, if so, why the Predecessor Partnership was chosen in lieu of the other accounts to convert into the Fund.

Response:  The Trust responds supplementally by confirming that the Adviser manages other private investment funds and separate accounts which employ investment strategies substantially similar to the investment strategy of the Core Equity Fund.  The Predecessor Partnership was chosen in lieu of other accounts as it is nearing the one hundred person beneficial owner limitation for exemption from the definition of “investment company” under Section 3(c)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”).

10.
Staff Comment:  Please confirm whether the investment adviser believes the Predecessor Partnership would have qualified for treatment under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), were it a regulated investment company prior to the date of the conversion.

Response:  The Trust responds supplementally by confirming the investment adviser’s belief that the Predecessor Partnership could have qualified for treatment under Subchapter M of the Code prior to the date of the conversion.

11.
Staff Comment:  Please revise the disclosure in last sentence of the second paragraph under “Performance” to indicate the Predecessor Partnership was subject to an investment objective, guidelines and restrictions that were, in all material respects, equivalent to the those of the Core Equity Fund.

Response:  The Trust responds by making the requested revision.

12.	Staff Comment: Please confirm that accounts invested in the Predecessor Partnership were not subject to sales loads.

Response:  The Trust responds supplementally by confirming the Predecessor Partnership did not impose sales loads on accounts.

13.	Staff Comment: The Staff notes that the Core Equity Fund must include audited financial statements for the Predecessor Partnership with the Core Equity Fund’s registration statement.

Response:  The Trust responds by acknowledging the SEC’s position and undertakes to include the Predecessor Partnership’s most recent audited financial statements as an exhibit to the Core Equity Fund’s registration statement.

14.
Staff Comment:  With respect to the presentation of the Predecessor Partnership’s Average Annual Total Returns, the Staff notes that under Item 4(b)(2)(iii) of Form N-1A, the Predecessor Partnership may only present returns for 1-, 5- and 10-calendar year periods, or for the life of the Predecessor Partnership, if shorter.  Accordingly, please revise disclosure to include only the 1-, 5- and 10-calendar year periods in the Average Annual Total Returns table.

Response:  The Trust respectfully declines to the make the requested revision, as Item 4(b)(2)(iii) of Form N-1A permits the inclusion of returns for the life of a fund that has been in existence more than ten years, stating as follows:

“All returns should be shown for 1-, 5-, and 10- calendar year periods ending on the date of the most recently completed calendar year (or for the life of the Fund, if shorter), but only for periods subsequent to the effective date of the Fund’s registration statement.  A Fund that has been in existence for more than 10 years also may include returns for the life of the Fund.”

Prospectus – Summary Section – Rockefeller Select Equity Fund – Principal Investment Strategies and Principal Risks

15.	Staff Comment: Please revise the description of the Select Equity Fund’s principal investment strategies disclosure in a manner that differentiates the Select Equity Fund from the Core Equity Fund.

Response:  The Trust responds by noting the Select Equity Fund, unlike the Core Equity Fund, does not focus its investments in the securities of larger, more established companies.  Further, the investment adviser’s criteria for inclusion in the Select Equity Fund’s investment universe, that companies with an emphasis on good employee relations will have the greatest potential to succeed over time, is separate and distinct from that of the Core Equity Fund (please see response to Staff Comment 6 above).  The Select Equity Fund also invests in a limited number of securities, with a typical investment portfolio of approximately 30 to 35 companies.  The Fund’s Principal Investment Strategy has been revised to read as follows:

“The Fund seeks to achieve its investment objective by investing under normal market conditions at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities.  The Fund invests in securities of U.S. and foreign issuers of any size, consistent with the Fund’s investment philosophy.  The Fund’s investments in foreign securities may include securities of companies in emerging markets or less developed countries.  Equity securities in which the Fund may invest include common stocks, preferred stocks, and interests in other investment companies and exchange-traded funds (“ETFs”) that invest in equity securities.  The Fund’s investments in common stocks of foreign companies may include depositary receipts, such as American Depositary Receipts (“ADRs”).  The Fund invests a portion of its assets in securities that are traded in currencies other than U.S. dollars, so the Fund may buy and sell foreign currencies to facilitate transactions in portfolio securities.  The Fund generally will not seek to hedge against currency risks, although the Fund may engage in such hedging strategies if the Adviser determines that it may be advantageous to do so.

The Fund’s investment philosophy is based on the Adviser’s belief that companies with an emphasis on good employee relations will have the greatest potential to succeed over time.  To select investments for the Fund’s portfolio, the Adviser applies a bottom-up security analysis that includes fundamental research to identify companies that meet the criteria of the Fund’s investment philosophy.  In the evaluation of companies, the Fund focuses on employee motivation and the degree to which the concept of “AMP” (Autonomy, Mastery and Purpose) is evident in a company’s mission, vision and business practices.  The Fund typically invests in a limited portfolio of approximately 30 to 35 companies.  The Fund will generally sell investments when the Adviser believes that the underlying companies have become overvalued, lose their competitive edge, or incentives become misaligned with the Fund’s investment philosophy.  The Adviser may also sell the Fund’s investments to secure gains, limit losses or reinvest in more promising investment opportunities.”

Prospectus – Summary Section – Rockefeller Core Taxable Bond Fund, Rockefeller Intermediate Tax Exempt National Bond Fund and Rockefeller Intermediate Tax Exempt New York Bond Fund – Principal Risks

16.
Staff Comment:  With respect to disclosure of risks related to “High-Yield Fixed-Income Securities,” please revise to include a reference indicating that these securities are also known as “junk bonds” in a parenthetical caption.

Response:  The Trust responds by making the requested revisions to the applicable risk disclosures for each Fund.

Prospectus – Summary Section – Rockefeller Core Taxable Bond Fund – Principal Investment Strategies

17.
Staff Comment:  With respect to the Fund’s principal investment strategies, the Staff notes that pursuant to Rule 35d-1 the 1940 Act, a fund’s name may be considered materially misleading if the same suggests investments in a particular type of investment, unless, the fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its assets in the particular type of investments, or in investments in the particular industry or industries, suggested by the fund’s name.  Accordingly, please revise the Core Taxable Bond Fund’s 80% policy to indicate the Fund will invest at least 80% of the Fund’s net assets in “taxable” fixed-income securities.

Response:  The Trust responds by making the requested revision.

18.	Staff Comment: With respect to third paragraph under “Principal Investment Strategies,” please revise disclosure that uses industry terminology, using Plain English.

Response:  The Trust responds by revising the applicable paragraph to read as follows:

“The Fund’s investment philosophy is based on the Adviser’s analysis of macro-economic conditions and complemented by fundamental credit research.  To select investments for the Fund, the Adviser applies the macro-economic analysis by considering securities of any duration which appear to offer the best relative value.  The Adviser’s bottom-up research process seeks to identify and avoid issuers which could have significant negative changes in credit quality.  In addition to traditional macro-economic and credit analysis, the Adviser may also consider market sentiment and behavioral factors when assessing a security’s relative value and worthiness within a portfolio seeking principal protection and income.”

19.
Staff Comment:  With respect to the Fund’s investments in mortgage-backed securities (“MBS”), please acknowledge that the Staff considers private MBS to be an industry for the purposes of industry concentration.

Response:  The Trust responds by confirming the Adviser is aware of the Staff’s position on investments in private MBS as an industry for purposes of concentration.

Prospectus – Summary Section – Rockefeller Intermediate Tax Exempt National Bond Fund – Principal Investment Strategies

20.
Staff Comment:  Please confirm whether the Intermediate Tax Exempt National Bond Fund will invest in tax-exempt bonds issued by U.S. territories such as Puerto Rico, and, if so, include the relevant risk disclosures related to such investments.

Response:  The Trust responds supplementally by confirming the Fund does not intend to invest in tax-exempt bonds issued by U.S. territories as a principal investment strategy.  The Fund may, however, invest in such securities as a non-principal strategy, and, as such, the following paragraph has been added to the Fund’s Statement of Additional Information:

“U.S. Territories and Commonwealth Obligations.  Investments in obligations of the territories and Commonwealths of the United States, such as Puerto Rico, Guam and the Virgin Islands, and their political subdivisions, agencies and authorities may be subject to adverse political and economic conditions and developments, which may, in turn, negatively affect the value of the Fund’s holdings in such obligations.”

21.
Staff Comment:  The Staff notes it has issued guidance with respect to fund names that includes the use of the term “intermediate,” and that its takes the position that “intermediate-term” bonds should have a dollar-weighted average maturity of more than three years but less than ten years.  Please revise the relevant disclosure in the discussion of the Intermediate Tax Exempt National Bond Fund’s principal investment strategies to conform to the Staff’s position with respect to the Fund’s dollar-weighted average maturity given the use of the term “Intermediate” in the Fund’s name.

Response:  The Trust responds by making the requested revision.

Prospectus – Summary Section – Rockefeller Intermediate Tax Exempt National Bond Fund – Principal Risks

22.
Staff Comment:  The Staff notes the Fund includes Focused Portfolio Risk as a principal risk.  However, the Fund’s investment principal investment strategy does not indicate such a risk is applicable.  Please consider removing Focused Portfolio Risk as a principal risk of the Fund.

Response:  The Trust responds by making the requested revision.

Prospectus – Summary Section – Rockefeller Intermediate Tax Exempt New York Bond Fund – Principal Investment Strategies

23.
Staff Comment:  With respect to the Fund’s policy of investing at least 80% of its net assets in investments suggested by the Fund’s name, please revise the disclosure to clarify intermediate-term bonds are included in the Fund’s policy.

Response:  The Trust responds by revising the Fund’s 80% policy to read as follows:

“The Fund seeks to achieve its investment objective by investing under normal market conditions at least 80% of its net assets (plus any borrowings for investment purposes) in intermediate duration bonds and other fixed-income securities whose interest is exempt from regular federal, New York State and New York City personal income tax, including the federal AMT.”

24.
Staff Comment:  The Staff notes it has issued guidance with respect to fund names that includes the use of the term “intermediate,” and that its takes the position that “intermediate-term” bonds should have a dollar-weighted average maturity of more than three years but less than ten years.  Please revise the relevant disclosure in the discussion of the Intermediate Tax Exempt New York Bond Fund’s principal investment strategies to conform to the Staff’s position with respect to the Fund’s dollar-weighted average maturity given the use of the term “Intermediate” in the Fund’s name.

Response:  The Trust responds by making the requested revision.

25.
Staff Comment:  The Intermediate Tax Exempt New York Bond Fund’s principal investment strategies disclosure indicates the Fund intends to invest in securities whose interest is exempt from regular federal, New York State and New York City personal income tax, including the federal AMT.  The Fund later in the same disclosure states that income from some of the Fund’s holdings may be subject to the federal AMT.  The Staff considers these two disclosures potentially confusing to an investor, and requests the Fund revise the disclosure accordingly.

Response:  The Trust responds by revising the last paragraph in this section to read as follows:

“The Fund may invest a portion of its net assets in taxable fixed-income securities and, as such, these holdings may be subject to regular federal, New York State and New York City personal income tax, including the federal AMT.”

Prospectus – Investment Strategies, Risks and Disclosure of Portfolio Holdings

26.
Staff Comment:  Please consider whether disclosure regarding the Funds’ investments in derivative securities included in the discussion of principal investment strategies and principal risks conforms to the requirements set forth in the letter from Barry Miller to the Investment Company Institute dated July 30, 2010.

Response:  The Trust responds by noting the Funds do not intend to use derivatives as a principal investment strategy, and all references to options or other derivative instruments have been removed from each Fund’s respective Principal Investment Strategies and Risks disclosure.

27.	Staff Comment: With respect to disclosure of risks related to “High-Yield Fixed-Income Securities,” please revise to address the speculative nature of junk bonds.

Response:  The Trust responds by making the requested revision:

“High-Yield Fixed-Income Securities (Junk Bond) Risk.  High-yield fixed-income securities or “junk bonds” are fixed-income securities rated below investment grade.  Although junk bonds generally pay higher rates of interest than higher-rated securities, they are subject to a greater risk of loss of income and principal.  Junk bonds are subject to greater credit risk than higher-grade securities and have a higher risk of default.  Companies issuing high-yield junk bonds are more likely to experience financial difficulties that may lead to a weakened capacity to make principal and interest payments than issuers of higher grade securities.  Issuers of junk bonds are often highly leveraged or undergoing restructuring and are more vulnerable to changes in the economy, such as a recession or rising interest rates, which may affect their ability to meet their interest or principal payment obligations.  As a result, junk bonds generally are more sensitive to credit risk and are considered more speculative than securities in the higher-rated categories.  The risk of loss due to default by an issuer of these securities is significantly greater than issuers of higher-rated securities because such securities are generally unsecured and are often subordinated to other creditors.  The secondary market for securities that are junk bonds may be less liquid than the markets for higher quality securities, and, as such, may have an adverse effect on the market prices of and a Fund’s ability to arrive at a fair value for certain securities.”

28.
Staff Comment:  If a description of the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio holdings is available on the Funds’ website, please state so in the disclosure under the sub-heading entitled “Disclosure of Portfolio Holdings,” per the requirements of Item 9(d) of Form N-1A.

Response:  The Trust responds by stating supplementally that a description of the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio holdings is currently available only in the SAI, and is not separately included on the Funds’ website.

Prospectus – Management of the Funds – The Adviser

29.
Staff Comment:  Please revise disclosure regarding the inclusion of the discussion regarding the basis of the approval by the Board of Trustees of the Advisory Agreement in the Funds’ next semi-annual report to shareholders to specifically state the period covered by the report, as required by Item 10(a)(1)(iii).

Response:  The Trust responds by revising the applicable disclosure to state that the discussion will appear in the Funds’ next semi-annual report for the six-month period ending May 31, 2014.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers